Filed Pursuant to Rule 433

Registration No. 333-207599

Issuer Free Writing Prospectus dated October 26, 2015

Relating to Preliminary Prospectus Supplement dated October 26, 2015

Mandatory Convertible Offering October 26, 2015

Offering Summary Issuer Kinder Morgan, Inc. Securities Offered Depositary Shares representing a 1/20 interest in a share of Mandatory Convertible Preferred Stock Offering Size 32 million depositary shares + 15% overallotment option Face Amount $50 per Depositary Share Offering Price $[ TBD ] per Depository Share Maturity October 26, 2018 (~3 Years) Dividend [ TBD ]% Conversion Premium [ TBD ]% Expected Initial Price Closing Price on Monday, October 26 Expected Threshold Appreciation Price = Expected Initial Price x (1 + Conversion Premium) Shares Delivered at Maturity Per Depositary Share: If Applicable Market Value is < Initial Price, then $50 / Initial Price If Threshold Price is > Applicable Market Value is > Initial Price, then $50 / Applicable Market Value If Applicable Market Value is > Threshold Appreciation Price, then $50 / Threshold Appreciation Price Use of Proceeds Repay revolver and CP borrowings and general corporate purposes 2 For a full description of the terms of the Depositary Shares, please refer to the preliminary prospectus supplement on file with the SEC and available on EDGAR at http://www.sec.gov/Archives/edgar/data/1506307/000104746915008034/a2226262z424b5.htm.

Understanding Mandatory Convertibles 3 KMI Common Stock Delivery at Maturity Applicable Market Value Shares Delivered Initial Price Threshold Appreciation Price Face amount / Initial Price Face amount / Applicable Market Value Face amount / Threshold Appreciation Price For a full description of the terms of the Depositary Shares, please refer to the preliminary prospectus supplement on file with the SEC and available on EDGAR at http://www.sec.gov/Archives/edgar/data/1506307/000104746915008034/a2226262z424b5.htm.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146.